

AiPEXAR

An AI Powered US Equity Adjusted Total Return Index

Monthly Performance Report - February 2022

About AIPEXAR

HSBC and San Francisco based asset manager EquBot have developed the AI Powered US Equity Adjusted Total Return Index ("AiPEXAR"). AiPEXAR is comprised of Large and Mid Cap U.S. publicly traded companies, selected monthly based on a 3-step selection process that utilizes objective artificial intelligence to dynamically select the underlying constituents. This investment process is intended to provide growth through a variety of market conditions. AiPEXAR is a total return index with a 5.0% per annum adjustment factor.

Performance: Historical & Simulated*



AI Powered US Equity Adjusted Total Return Index

Index Overview

Website	http://aipexar.gbm.hsbc.com/AiPEXAR.html
Bloomberg Ticker	AIPEXAR Index
Geographical Focus	United States
Launch Date	7/14/2021
Type of Return	Adjusted Return
Index Sponsor	EquBot, Inc.
Index Calculation Agent	Solactive AG
Adjustment Factor	5.0% per year

Index Performance: Historical & Simulated*

Index returns as of 2/28/2022

YTD	-9.78%
1Y	6.54%
3Y	42.38%
5Y	71.45%
10Y	288.89%
10Y Volatility	16.76%

Source: Solactive, EquBot, HSBC, Bloomberg, from 4/27/2006 to 2/28/2022

Top 10 Holdings: As of 2/28/2022

	Index Weight(%)	Sector
APPLE INC	2.75%	Electronic Technology
AMAZON.COM INC	2.38%	Retail Trade
ALPHABET INC-CL A	2.26%	Technology Services
ALPHABET INC C-SHARES	2.08%	Technology Services
MICROSOFT CORP	1.95%	Technology Services
NVIDIA CORP	1.68%	Electronic Technology
HOME DEPOT INC	1.46%	Retail Trade
UNITEDHEALTH GROUP INC	1.43%	Health Services
META PLATFORMS INC	1.39%	Technology Services
TESLA INC	1.33%	Consumer Durables
Total	18.70%	

Annual Index Performance: Historical & Simulated*

2007	2008	2009	2010	2011	2012	2013	2014	2015	2016	2017	2018	2019	2020	2021
13.7%	-30.3%	30.8%	21.4%	4.4%	22.2%	37.6%	21.0%	2.7%	10.6%	22.3%	-5.5%	28.0%	14.2%	20.6%

Source: Solactive, EquBot, HSBC, Bloomberg, from 4/27/2006 to 2/28/2022



ISSUER FREE WRITING PROSPECTUS
Filed Pursuant to Rule 433
Registration No. 333-253385
March 01, 2022

Top 10 Sector Allocations



	Portfolio	Solactive US Large & Mid Cap Index
Consumer Non-Durables	4.51%	4.95%
Consumer Services	4.62%	3.87%
Electronic Technology	13.09%	14.76%
Finance	16.81%	15.81%
Health Technology	12.30%	9.95%
Producer Manufacturing	3.58%	3.83%
Retail Trade	7.56%	7.72%
Technology Services	18.73%	19.90%
Transportation	3.09%	1.74%
Utilities	2.82%	2.55%

Contributions to Return



	Portfolio	Solactive US Large & Mid Cap Index
Consumer Non-Durables	-0.14%	-0.21%
Consumer Services	-0.05%	-0.08%
Electronic Technology	-0.25%	-0.13%
Finance	-0.40%	-0.50%
Health Technology	-0.19%	-0.20%
Producer Manufacturing	-0.19%	-0.16%
Retail Trade	-0.17%	-0.28%
Technology Services	-1.50%	-1.77%
Transportation	-0.01%	0.00%
Utilities	-0.10%	-0.06%

- ■ Portfolio   ■ Solactive US Large & Mid Cap Index

